June 16, 2006

Mail Stop 4561

By U.S. Mail and facsimile to 011-81-3-5419-5901

Shunsuke Takeda
Vice Chairman and Chief Financial Officer
ORIX Corporation
Mita NN Bldg, 4-1-23 Shiba, Minato-Ku
Tokyo, 108-0014, Japan


Re:	ORIX Corporation
	Form 20-F filed July 15, 2005
	File No. 001-14856

Dear Mr. Takeda:


	We have reviewed your response letter dated June 5, 2006 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 20-F for Year ended March 31, 2005

Financial Statements for the period ending March 31, 2005

Consolidated Statements of Income, page F-5

1. We refer to your response to Comment 1. Please consider providing in your 20-F for the year ended March 31, 2006 the following information as part of your disclosure in Note 30, "Segment
Information":

a. Describe the methodology used to allocate compensation costs currently included in the selling, general and administrative expenses line item in the Consolidated Statement of Income that are directly related to the revenue generating activities of each operating segment.

b. Provide a separate line item within the financial results of each operating segment for the compensation costs related directly to the revenue producing activities of that segment that have been allocated from consolidated selling, general and administrative expenses.

2. In future filings, please revise the "Results of Operations" section of Item 5, "Operating and Financial Review and Prospects" to provide a discussion of the following:

a. How your income statement presentation is structured based on your diversified operating activities that constitute your core operations related to corporate finance, real estate businesses, life insurance, retail finance and overseas operations.

b. How you have included your lending and investing activities in the income statement in a format similar to those of banking institutions consistent with the presentation of these activities required by
Article 9 of Regulation S-X.

c. How you have presented the various revenue accounts that constitute significant operating revenues of your core business activities and their directly related expenses in a manner consistent with the disclosure guidelines of Article 5.03 of Regulation S-X, including your consideration of material non-recurring revenue streams and expenses, such as writedowns of long-lived assets and investments in securities.

d. How you determined that the revenues and expenses included in Other Operating Expense and Other Operating Revenues are to be considered a part of your recurring operating activities.



*	*	*


Closing Comments

      Please respond to these comments within 10 business days or
tell us when you will provide us with a response.   You may wish
to
provide us with marked copies of your proposed changes to disclosure in future filings to expedite our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3490 if your have any questions regarding these comments.


						Sincerely,



						Donald A. Walker
						Senior Assistant Chief Accountant
Shunsuke Takeda
ORIX Corporation
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